October 30, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Jessica Livingston and Kevin Vaughn

Mail Stop-4561

Re: First Merchants Corporation Form S-4 filed September 24, 2008 (File No. 333-153656), Form 10-K for Fiscal Year Ended December 31, 2007 and Forms 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008, respectively (File No. 000-17071)

Ladies and Gentlemen:

This correspondence is First Merchants Corporation’s (“First Merchants’”) response to comments received from the Securities and Exchange Commission (“SEC”) on October 21, 2008, regarding document revisions for its Form S-4 referenced above and for future filings of First Merchants’ Forms 10-K and 10-Q. Our responses are incorporated into a Pre-Effective Amendment No. 1 filed contemporaneously herewith and, as to comments 1, 22-27 and 31, a supplemental response and a Pre-Effective Amendment No. 2 to be filed at a future date. For your ease of reference, we have also enclosed a marked draft of the Pre-Effective Amendment No. 1 highlighting all revisions from the initial Form S-4. In addition, the responses contained in this cover letter are also keyed to your comments for your convenience.

Form S-4

General

1. If either Company releases or has knowledge of third quarter results, a recent development section should be added to disclose the material items.

As referenced above, First Merchants will file a Pre-Effective Amendment No. 2 replacing the June 30, 2008 historical and pro-forma financial information with corresponding September 30, 2008 information for both First Merchants and Lincoln Bancorp (“Lincoln”) and addressing this comment as well as comments 22-27 and 31. The Pre-Effective Amendment No. 2 will be filed on or about the date the Forms 10-Q for the fiscal quarter ending September 30, 2008 for both First Merchants and Lincoln are filed. The SEC’s comments which require reference to quarterly information will be addressed in that Pre-Effective Amendment No. 2.

Q&A, page 2

2. In the second Q&A disclose that the cash portion of the merger consideration is limited to 20% of the total merger consideration. In addition, add disclosure of the adjustment feature that is disclosed on page 46, i.e., that Lincoln can terminate if Merchants price is under $16.50 and Merchants can terminate if Merchants price is above $30.00 unless conversion ratio is adjusted. Also, indicate if any termination fee is due in the event of a termination, as described above.

This requested information is incorporated into the Pre-Effective Amendment No. 1 on pages 1 and 2.

3. Add a risk factor for the comment above relating to the stock price termination risk.

This risk factor has been added on page 24.

4. In the first Q&A on page 2 relating to tax consequences, state clearly that the stock portion of the merger consideration will be tax free.

This information is incorporated into the Pre-Effective Amendment No. 1 on page 2.

Interests of Directors and Officers in the Merger…page 10

5. Quantify the approximate dollar value of the employment agreements to be made between First Merchants and each of Messrs. Engle and Dittmars,

This information has been added under the Pre-Effective Amendment No. 1 on page 10 and page 56.

6. File the employment agreements for forms of the basic agreements as exhibits to the registration statement.

The forms of Employments Agreements are attached as Exhibits 10(a) and 10(b) to the Registration Statement.

7. Quantify the approximate value of the stock options and restricted stock First Merchants will offer to the Lincoln executives.

This information is now incorporated into the Pre-Effective Amendment No. 1 on page 11 and page 58.

Certain U.S. Federal Income Tax Consequences, page 12

8. Please change the subheading to replace “certain,” with “material.” Also, eliminate the language urging shareholders to consult their own tax advisors. You may suggest, but not “urge” them to do so.

This information is incorporated into the Pre-Effective Amendment No. 1 on page 12.

Comparative rights of First Merchants Shareholders and Lincoln Shareholders, page 12

9. Please state, preferably in tabular format, how shareholder rights materially change or diminish.

This information is now incorporated into the Pre-Effective Amendment No. 1 in tabular format under the heading “COMPARISON OF COMMON STOCK” on page 129.

Risk Factors, page 21

10. Revise to add a risk factor for “Any Loan quality deterioration will adversely affect our Results of Operations and Financial Condition” or another similar caption and disclose the amount of non-performing loans for each company at both September 30, 2008 and December 31, 2007 and the amount of loan loss reserves for both companies at both periods.

As requested, a new risk factor addressing this issue has been added through the Pre-Effective Amendment No. 1 on pages 22 and 23.

The Merger, page 30

11. Clarify whether the other financial institution conducting due diligence submitted a revised bid or withdrew.

The second financial institution withdrew from the process before submitting a revised indication of interest. This fact is now clarified on page 31 of the Pre-Effective Amendment No. 1.

12. Clarify how First Merchants’ revised bid differed from the final merger agreement on the key terms.

The definitive Agreement of Reorganization and Merger contained much greater detail surrounding all aspects of the transaction (process of exchange, representations and warranties, closing, etc.) as compared to First Merchants’ revised indication of interest. However, in the areas of termination rights, the definitive Agreement differed substantially from the revised indication of interest. More robust disclosure concerning those material differences is now contained on page 31 of the Pre-Effective Amendment No. 1.

13. Describe the outstanding issues negotiated at the August 27, 2008 meeting.

The $2,000,000 termination fee to be required of First Merchants if it chose to terminate the Agreement for failure to close by December 31, 2008 was the primary issue negotiated by the parties on August 29, 2008. Disclosure concerning those negotiations is now contained on page 31.

Lincoln’s Reasons for the Merger, page 32

14. The Lincoln board should specifically note each line item analysis underlying the Sandler opinion that does not appear to support its recommendation and explain why, in light of that analysis, it is recommending the transaction.

Sandler indicated to the Lincoln Board of Directors that the merger consideration represented a core deposit premium of 0.8% and a tangible book value multiple of 104.9%, which were each lower than the corresponding median for selected bank merger transactions in the Midwest and for selected bank merger transactions nationwide. The Lincoln Board of Directors specifically considered this information and concluded that the positive factors in Sandler’s analysis, specifically that the merger consideration represented a premium over market price and a multiple to last twelve months earnings per share which was higher in each case than the median for selected bank merger transactions in the Midwest and for selected bank merger transactions nationwide, outweighed the negative factors and chose to unanimously recommend approval of the merger by Lincoln’s shareholders. Additional disclosure surrounding this factor is now included on pages 33 and 34 of the Pre-Effective Amendment No. 1.

Effects of the Merger, page 33

15. If the potential cost savings or synergies have been quantified, please disclose.

First Merchants estimates these savings will be approximately $26 million over the first three years of the merged company’s existence. This disclosure has been included in the Pre-Effective Amendment No. 1 on page 34.

Opinion of Lincoln’s Financial Advisor, page 34

16. Please provide the board books and copies of any other materials provided or made available to Lincoln directors by Sandler in connection with approving the merger.

These items will be forwarded to the SEC by Lincoln under separate cover.

17. Please disclose that Sandler has reviewed and consented to the use of its opinion in the prospectus.

Sandler has reviewed and consented to the use of its opinion in the prospectus. We have included corresponding disclosure on page 35 of the Pre-Effective Amendment No. 1.

Material U.S. Federal Income Tax Consequences, page 59

18. Please eliminate the word “certain” in the first paragraph, as you are required to discuss all material U.S. tax consequences.

19. Similarly, eliminate the qualification that the disclosure represents general information only.”

These two suggestions have been incorporated into the Pre-Effective Amendment No. 1 on page 59.

20. Please revise to state that this section is based on an opinion that has already been delivered, and file the opinion.

This statement has been included on page 60 of the Pre-Effective Amendment No. 1 and the Bingham McHale LLP tax opinion has been attached as Exhibit 8.

21. In the fifth paragraph, clarify whether the representations relied upon were factual.

The representations relied upon were factual in nature and a statement to that effect has been included on page 60 of the Pre-Effective Amendment No. 1 and in the opinion.

Unaudited Pro Forma Combined Consolidated Financial Information, beginning on page 63

Notes to Unaudited Pro Forma Combined Consolidated Financial Information, beginning on page 70

22. Please revise to present each adjustment in a self-balancing format that allows a reader to easily recalculate the adjustment and trace it into the pro forma financial statements. Include all material assumptions.

This information will be incorporated into the Pre-Effective Amendment No. 2 using September 30, 2008 information.

23. Please revise wherever you have used the term “purchase accounting adjustment” to specifically identify the specific nature of the adjustment.

This information will be incorporated into the Pre-Effective Amendment No. 2 using September 30, 2008 information.

Description of Lincoln, beginning on page 75

24. Please revise this section to include tabular information under Items III.C and IV of Industry Guide 3 for the six months ended June 30, 2008.

This information will be incorporated into the Pre-Effective Amendment No. 2 using September 30, 2008 information.

Consolidated Financial Statements of Lincoln Bancorp, beginning on page F-1

General

25. Please tell us and revise future filings beginning in your next Form 10-Q to disclose the specific nature of the purchasing accounting adjustments for which you have reported amortization expense in the statement of cash flows on page F-7. Tell us how these adjustments arose and where you have reported them in the footnotes, including remaining amounts to be amortized.

This information will be included in our supplemental response.

Note 4: Loans and Allowance, page F-14

26. We note your disclosure regarding the transfer of loans held for investment to loans held for sale in 2007. The amounts disclosed here and in Note 1 regarding securitized borrowings do not appear to reconcile to the amounts disclosed in the statements of cash flows. In order for us to understand the transactions and the amounts recorded in the financial statements, please provide us a reconciliation of the items disclosed in the notes to the financial statements to the amounts disclosed in the statements of cash flows. It may be helpful to include an expanded narrative of the transactions in your response.

This information will be included in our supplemental response.

Interim Financial Statements of Lincoln Bancorp, page F-30

27. Please revise your amended Form S-4 as well as Lincoln’s future ‘34 Act filings, beginning with the next Form 10-Q, to include updated footnote disclosure of your investment securities at each quarter end, Consider providing interim disclosures similar to that required by paragraph 17 of FSP 115-1, We note the significant unrealized loss on investment securities held for sale in the three and six months ended rune 30, 2008 and believe these disclosures could potentially help an investor understand what is driving these losses. In your response, please provide us with that information as of June 30, 2008.

This information will be incorporated into the Pre-Effective Amendment No. 2 using September 30, 2008 information.

Fairness Opinion, Exhibit B-2

28. Clarify that Sandler has authorized the inclusion of the opinion in the registration statement and has read and approved the references to, and quotes from, the opinion contained in the body of the registration statement.

Sandler’s opinion has been revised to include its consent to the quotes from and references to their opinion contained in the registration statement. Sandler has also provided its written consent to the inclusion of its opinion in the registration statement and the references to Sandler and its opinion contained in the registration statement through a consent filed as Exhibit 23(e). In addition to modifying the opinion language, we have also clarified in the prospectus on page 35 that Sandler has consented to the attachment of its opinion to the prospectus and the references to Sandler and its opinion contained in the prospectus.

First Merchants Corporation

Form 10-K for the period ended December 31, 2007

Financial Statements, beginning on page 42

Note 4. Investment Securities, page 50

29. Please tell us and revise future filings to disclose how management considered its intent and ability to hold impaired securities until recovery or maturity in determining whether a security is other than temporarily impaired. If you had the positive intent and ability to hold such securities as of the balance sheet dates presented, clearly tell us and disclose that fact.

First Merchants has the intent and ability to hold the securities with unrealized losses to the earlier of recovery or maturity as of the end of the relevant reporting period. If First Merchants is unable to make this assertion at any reporting period, First Merchants will take the necessary actions to recognize the unrealized loss in the appropriate period’s income statement. First Merchants will revise future filings accordingly.

Signatures

30. In future filings, please identify the Principal Accounting Officer or the Controller, as required by General Instruction D(2)(a) of Form 10-K.

As requested, First Merchants will revise its future filings to reference the “Principal Accounting Officer” in the signature block.

Form 10-Q for the Six Months Ended June 30, 2008

Note 4. Investment Securities, page 13

31. Please revise future filings, beginning in your next Form 10-Q, to include the disclosures similar to that required by paragraph 17 of FSP 115-1. In your response, please provide us with that information as of June 30, 2008.

As requested, First Merchants will revise its future filings to include the disclosures similar to those required by paragraph 17 of FSP 115-1. The requested additional information will be incorporated into our supplemental response using September 30, 2008 information.

In closing, First Merchants acknowledges that:

•	First Merchants is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	First Merchants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark Hardwick
Mark Hardwick,
Executive Vice President Chief Financial Officer First Merchants Corporation